SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No 10)
Under the Securities and Exchange Act of 1934


 AMERICAN MUNICIPAL TERM TRUST, INC. II
(BXT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

027653104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 1999
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.













ITEM 1	Security and Issuer
		Common Stock
		American Municipal Term Trust, Inc. II
		First American Asset Management
601 2nd Avenue South
		MPFP 2016
		Minneapolis, MN   55402
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		("KIM")
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 14 Tobey Village Office park
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		("the Principals") or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of BXT
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BXT fit the investment guidelines for various
		accounts.  Shares have been acquired since August 12, 1993.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 432,275 shares, which
represents 5.88% of the outstanding Shares.   George W. Karpus,
(President of KIM) presently owns 6,500 shares purchased on March
31, 1997 at $10.625 per share (1000 shares), June 20 & 23 at $10.875 per share (2000 shares), July 2 at $10.75 per share (100 shares), August 25 at
$11.00 per share (2000 shares), and August 10,1998 at $11.1875 per share
(1400 shares).  Karpus Management, Inc. owns 1,000  shares purchased on
August 12, 1993 at a price of $10.625 per share.  None of the other
Principals presently owns shares.

		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c)The first open market purchase occurred on August 12, 1993. Open
market purchases for the last 60 days for the Accounts.   There have been no
dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
10/1/99
2400
10.25

11/1/99
-10000
10.125
10/1/99
475
10.3125

11/2/99
-3500
10.125
10/5/99
35000
10.375

11/9/99
-11600
10.125
10/13/99
10500
10.25

11/10/99
2000
10.125
10/13/99
-5700
10.25

11/11/99
-800
10.125
10/15/99
500
10.25

11/11/99
1200
10.125
10/18/99
-1000
10.25

11/12/99
2000
10.125
10/20/99
-500
10.25

11/17/99
2000
10.125
10/22/99
-10000
10.1875

11/18/99
-2200
10.125
10/22/99
-1700
10.25

11/19/99
-1300
10.1875
10/25/99
-1000
10.1875

11/22/99
2000
10.125
10/25/99
-700
10.25

11/22/99
-5500
10.0625
10/26/99
-1000
10.1875

11/22/99
-6500
10.125
10/26/99
-100
10.25

11/23/99
4000
10.125




11/23/99
-4000
10.125




11/24/99
-4200
10.125




11/26/99
-300
10.125




11/29/99
-200
10.1875
*The 35,000 shares from 10/05 were transferred into our firm.
The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of BXT
		securities.
ITEM 7	Materials to be Filed as Exhibits
	Not applicable.
Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.


December 8, 1999 			          By:________________________
          Date						        Signature
						    George W. Karpus, President
      Name/Title